Exhibit 99.2

2018 Annual General Meeting 30 May 2018 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion in this presentation of the matters in the form and content in which it appears.

Table of Contents Section: Executive Summary Recent Results & Activity Transaction & Asset Overview Appendix: Capital Structure & Financial Overview Technical Overview Reserve Estimate Assumptions Glossary All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated

Executive Summary

Sundance Energy – A Leading Pure Play Eagle Ford Producer

Recently Announced Acquisition and Legacy Position Creates a Leading Eagle Ford Producer

- **Premier Asset Base in the Eagle Ford's Oil and Volatile Oil Window**
  - ~56,600 net acres with independently certified 2P reserves of 170.7 MMboe and 2P PV(10) of $963.6 MM[(1)(3)]
  - Inventory of 479 undrilled Tier 1 Eagle Ford locations representing 12+ years of drilling inventory at current production pace[(3)]
- **Increased Development Activity and Robust Growth Profile**
  - Development activity will drive significant per share growth in production, additional proved reserves, cash flows and net asset value
  - Forecast production of 21,000 - 22,000 boe/d in 2019 drives EBITDAX of $250 - 275 MM
  - Increased activity drives opportunity for lower well and unit costs leading to higher returns and shareholder value creation
- **Strong Balance Sheet and Liquidity Position**
  - ~$130 MM liquidity to execute an active two rig development program targeting 30 - 40 wells per twelve month period
  - No near term maturities and significantly improved credit metrics via refinancing with Net Debt to Trailing Twelve Months EBITDAX forecast to decrease to 2.0x by 31 December 2018[(4)]

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[(2)]:	$337 MM
Enterprise Value[(2)]:	$557 MM
12/31/17 2P PV-10 Value[(1)(3)]:	$963.6 MM
1Q18 Pro Forma Production[(3)]:	8,700 boe/d
% Crude Oil:	63%
Proved Reserves[(1)(3)]:	100.9 mmboe
% PDP Reserves[(1)(3)]:	22.4%
Net Acreage[(3)]:	56,600

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing.
(2) Enterprise Value is Market Capitalization as of 29 May 2018 plus Net Debt Outstanding as of 30 April 2018 of $220 MM.
(3) Pro forma for the Pioneer JV Acquisition.
(4) Assumes Net Debt as of 30 April 2018 of $220 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

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Sundance Energy – Investment Highlights Highly Attractive Asset Base with Material Inventory 12+ years of tier 1 drilling inventory with $963.6 MM of 2P PV10 (1) Attractive single well economics across the combined position with typical IRRs of 53% - 68% at existing commodity prices Enhanced asset quality provides opportunity to exploit multiple zones with Sundance’s “Gen-5” completions Increased Development Activity Implementing a 30 – 40 well per twelve month period drilling program, running multiple rigs and a dedicated frac crew Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Improved Midstream Economics New midstream contracts provide firm capacity to process and transport all products to market at attractive market rates Ample Liquidity, Strong Balance Sheet & Rapid Deleveraging Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275 MM (2) No debt maturities through 2022, projected growth drives Debt-to-EBITDAX below 2.0x in 2019(2) Strong Free Cash Flow Generation Company is positioned to be self funding and cash flow positive by EOY 2019 As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Assumes Net Debt as of 30 April 2018 of $220 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

2018 and 2019 Summary Guidance(1) Significant Operational and Financial Growth Driven By Increased Development Activity LOE expenses are expected to be higher in the near term as a result of the assumption of Pioneer’s existing midstream contracts for acquired existing production LOE expenses will decrease as additional production from the acquired assets comes online and flows through the new marketing contracts at market rates Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. 2Q 2018 First Half 2018 Full Year 2018 Full Year 2019 Average Production (boe/d): 7,000 - 7,500 7,000 - 7,500 9,000 - 10,000 21,000 - 22,000 Capital Expenditures: $35 - 40 MM $43 - 48 MM $175 - 190 MM $200 - 220 MM EBITDAX: $12.5 - 14.5 MM $20 - 28 MM $100 - 110 MM $250 - 275 MM LOE per boe (1) : $12.00 - 13.00 $11.50 - 12.50 $9.50 - 10.50 $7.50 - 8.50 Cash G&A per boe: $6.50 - 7.00 $6.50 - 7.00 $4.50 - 5.50 $3.50 - 4.00 Wells Spudded: 8 11 30 - 35 35 - 40 IP Wells: 3 3 22 37

Recent Results & Activity

First Quarter 2018 Operational & Financial Results 1Q Production First Quarter 2018 average daily production of ~7,000 boe/d (net) exclusive of the recently announced acquisition Represents a 5% year-over-year increase compared to First Quarter 2017 Pro forma for the acquisition, the Company estimates production for the quarter would have been 8,700 boe/d (net)(1) 1Q Financial Results Revenue of $24.0 MM, a 3.5% year-over-year increase compared to First Quarter 2017 Adjusted EBITDAX of $12.3 MM, or a 51.3% Adjusted EBITDAX Margin Average first quarter price realized excluding the impact of hedging and fixed price physical delivery contracts was $64.80 per barrel and $46.54 per Boe. Average first quarter price received per barrel was $55.15 and per Boe was $40.59 The Acquisition’s effective date was October 1, 2017, therefore the Company received the economic benefit of the acquired assets’ production during the first quarter. 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 Revenue (US$000s) Boe/d $- $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 $20,000 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Adjusted EBITDAX (US$000s)

Second Quarter 2018 Development Activities

Company is Executing Development Plan

- Operations on track to deliver forecast production ramp
- Successfully drilled 5 legacy wells. Halliburton Frac crew onsite 16 May 2018 pumping gen-5 Fracs and has completed frac of the first legacy well
- Mobilized Patterson rig 229, a 1500 horsepower walking rig, to acquired assets within 3 wks of close. Targeting initial 30-day production results from pad in early Q418
- Finished drilling and cementing surface casing on the Harlan Bethune 25H, 26H and 27H on the acquired Live Oak assets in early May
- TD'd the Harlan Bethune 27H, our first acquisition well, on 23 May at a depth of 15,433 feet with total SPUD to rig release of 13 days. The well had significant gas shows while drilling and material amounts of oil was observed at surface
- Walked rig 229 to the Harlan Bethune 26H on 25 May. Drilling of the vertical and the curve completed, currently in the process of drilling the lateral
- Executed a second rig contract for Patterson rig 589, an additional 1500 horsepower walking rig, with mobilization to Live Oak County scheduled in early June

Production Growth[3]



~174% uplift in production from 2017A to 2019E
Mboe/d
30.0
24.0
18.0
12.0
6.0
0.0
7.9
9.5
21.5
2017A
2018E
2019E

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Transaction & Asset Overview

Pioneer Joint Venture Acquisition Overview

Pioneer Acquisition and Financing Activities

- On 23 April 2018 Sundance completed the acquisition of 21,900 net acres and 1,700 boe/d of production (average for the first quarter of 2018) for US$221.5 MM from a joint venture operated by Pioneer Natural Resources
- Sundance additionally entered contracts with a leading midstream operator to provide firm transport and processing capacity for crude, condensate, natural gas and natural gas liquids from the wellhead to market through 2035 at attractive market rates
- The Acquisition was funded via the issuance of $260 MM of new equity. Additionally, the Company refinanced its existing debt via a new $250 MM 5-year Second Lien Term Loan and an RBL with $87.5 MM of initial availability(1)
- Post transaction liquidity of ~$130 MM enables execution of an active two rig development program targeting 30 - 40 wells per twelve month period
- Credit metrics improve sharply as a result of the transaction and refinancing, with no maturities until 2022. Current Net Debt to Trailing Twelve Months EBITDAX of 3.9x, forecast to decrease to 2.0x by 31 December 2018(2)

Acquired Eagle Ford Assets


TEXAS
AREA 41
LIVE OAK
AREA 41
ATASCOSA
SUNDANCE
MCMULLEN AREA
SUNDANCE
DIMMIT
AREA 21
MCMULLEN
AREA 11
LA SALLE
AREA 32
Zavala
Frio
Atascosa
Dimmit
La Salle
McMullen
Live Oak
Webb

	Sundance Legacy	Acquisition	SUNDANCE
Net Acreage	34,700	21,900	56,600
Production, Mboe/d(1)	7.0	1.7	8.7
Tier 1 Net Locations(2)	224	255	479
Tier 2 Net Locations(2)	135	0	135
Total Net Locations(2)	359	255	614

(1) Exclusive of a $12.0 MM letter of credit related to minimum volume commitments on the newly acquired properties.
(2) Assumes Net Debt as of 30 April 2018 of $220 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

14

Acquired Assets Overview Transformational Acquisition Creates a High Quality, Pure-Play Eagle Ford Aggregator Acquired assets are proximal to Sundance’s existing core properties providing operational benefits and leveraging its technical capabilities Located in the core of the Oil and Volatile Oil window Contiguous acreage blocks allow for efficient development

Growing Sundance’s Inventory Acquired acreage is 100% Held By Production Majority of acquired inventory is within Eagle Ford’s oil or volatile oil window Majority (61%) of acquired inventory is within Area 41, which adds significant quality locations to Sundance’s already highly economic inventory Area 41 Live Oak locations have IP-30’s >580 bbl/d with greater than 80% % liquids by volume Note: Please see glossary for defined terms; figures shown per Company’s internal estimates. Internal Company estimates using Strip NYMEX pricing as of 1 February 2018; assumes 2-rig drilling program. Includes 104 net McMullen area ULEF locations. Core inventory expands sharply as a result of the acquisition; provides over 12 years of development(1) Pro Forma Inventory By Location (2)

Operations – Continued Improvements Drive Production Growth Acquired acreage is largely undeveloped Existing wells developed with older generation completion techniques utilizing 500 - 1,000 lbs/ft proppant loading Significant potential upside to well performance through utilization of current completion designs and more recent technical innovations Leading Eagle Ford operators have driven many design changes, such as increased proppant concentrations, higher fluid volumes, and decreased stage spacing Next generation completion designs believed to further enhance well productivity include the use of diverters and further optimization of perforation and cluster spacing Sundance intends to utilize leading edge completions to optimize economics and recoveries Cumulative Production by Proppant Concentration(1) Indicates proppant concentration range for acquired wells. Public operator well data sourced from IHS; wells used for comparison are producing from the LLEF contained in the volatile oil-window across the basin. 50% uplift in cum. production Ryder Scott Reserves Do Not Include Potential Upside From Further Enhanced Completions 0 10 20 30 40 50 60 70 1 4 7 10 13 16 19 22 25 28 31 34 Avg. Cum. Prod. (Mboe/1,000ft) Production Months <500 lbs/ft (12 wells) 500 - 1,000 lbs/ft (265 wells) 1,000 - 2,000 lbs/ft (496 wells) >2,500 lbs/ft (148 wells)

Investment Highlights Mobilized first rig to acquired assets within 3 weeks of closing acquisition which drives initial 30-day production results in Q4 2018 Contracted second rig that is scheduled to mobilize to acquired assets in early June Successfully drilled 5 wells on legacy assets with Halliburton Frac crew onsite 16 May 2018 pumping a gen 5 Frac Executed new midstream contracts at market rates providing firm capacity to process and transport oil, gas and natural gas liquids to market 12+ years of tier 1 drilling inventory with $963.6m of 2P PV10 Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275m Development program drives debt to EBITDAX below 2x in 2019

Appendix I Capital Structure & Financial Overview

Debt Financing Overview Reserve Based Loan Amount: $250 MM Redetermination: Bi-annually Coupon: Floating, Libor +100bps+ an additional 150-250 bps depending on utilization of the revolver(1) Term: 4.5 years Maturity: October 2022 Covenants: Current Ratio  1.0x; Total Debt to EBITDAX  4.0x; Interest Coverage Ratio  2.0x Arranger: Natixis Syndicate: 4 bank syndicate Second Lien Term Loan Amount: $250 MM Coupon: Floating, Libor + 800bps Term: 5 years Maturity: April 2023 Covenants: Interest Coverage Ratio  1.5x; Total Proved PV9 to Total Debt  1.5x Arranger: Morgan Stanley Syndicate: 5 direct energy lending funds As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart. RBL Margin At Various Borrowing Base Utilization Ranges <25%  25% and <50%  50% and <75%  75% and <90% 90% 1.50% 1.75% 2.00% 2.25% 2.50%

Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 1,826,000 6,640 $2.87 $3.10 2019 1,932,000 5,293 $2.75 $3.18 2020 1,536,000 4,208 $2.65 $2.70 2021 1,200,000 3,288 $2.66 $2.66 2022 1,080,000 2,959 $2.69 $2.69 Total 7,574,000 $2.73 $2.91 Gas Hedges(1) Risk Management Overview – Commodity Price Hedging All figures representative of Sundance’s hedge book through 2022 as at 14 May 2018 and do not reflect subsequent hedging activities. The Company additionally has 320,000 mcf in gas swap contract at $2.63 in 2023 not reflected in above tables and figures. Hedging covers ~54% of 2018 and ~17% of 2019 forecast oil production (1) Gas Hedges(1) Oil Hedges(1) Oil Hedges(1) Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 914,427 3,325 $53.38 $57.65 2019 917,000 2,512 $51.59 $54.23 2020 726,000 1,989 $52.15 $56.92 2021 612,000 1,677 $48.49 $59.23 2022 528,000 1,447 $45.68 $60.83 Total 3,697,427 $50.78 $57.37 Proactive hedging strategy provides downside protection against commodity price risk $42.00 $47.00 $52.00 $57.00 $62.00 - 500 1,000 1,500 2,000 2,500 3,000 3,500 2018 2019 2020 2021 2022 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2018 2019 2020 2021 2022 Mcf / day Hedged Average Ceiling Average Floor

Risk Management Overview – 3 Way Color Explanation THREE WAY COLLAR ($35 BY $50 BY $60 EXAMPLE) Three-way collars protect downside while providing upside exposure Sundance currently has 900,000 bbls hedged using 3-way collars 300,000 bbls in 2020 with strike price $35 x $50 x $59.60 300,000 bbls in 2021 with strike price $35 x $50 x $57.50 300,000 bbls in 2022 with strike price $35 x $50 x $56.90 Potential Gain Potential Opportunity Loss

Financial Results for First Quarter 2018

PRODUCTION AND PRICING FIGURES			
	Three Months Ended March 31,		%
Unaudited	**2018**	**2017**	**Change**
Net Sales Volumes			
Oil (Bbls)	365,241	398,634	-8%
Natural gas (Mcf)	884,423	770,845	15%
NGL (Bbls)	79,513	68,046	17%
Total Boe	592,158	595,154	-0.5%
Average Daily Volumes			
Avg daily production (Boe)(1)	7,002	6,685	5%
Product Price Received			
Total price received (per Boe)	\$40.59	\$39.04	4%
Total realized price (per Boe)(2)	\$37.92	\$38.11	-0.5%

UNIT COST ANALYSIS			
	Three Months Ended March 31,		%
Unaudited	**2018**	**2017**	**Change**
Revenue/Boe	\$ 40.59	\$ 39.04	4%
Lease Operating Expenses/Boe	(11.25)	(7.12)	58%
Production taxes/Boe	(3.13)	(2.36)	33%
Cash G&A/Boe(3)	(6.23)	(5.41)	15%
Net Margin per Boe	19.98	24.15	-17%
Adjusted EBITDAX	12,342	13,828	-11%
Adjusted EBITDAX Margin	51.3%	59.5%	-14%

(1) Includes flared gas of 228,150 Mcf and 38,862 Mcf for the three months ended March 31, 2018 and 2017, respectively.
(2) Includes realized losses on commodity derivatives of \$1.6 million and \$0.6 million for the three months ended March 31, 2018 and 2017, respectively.
(3) Cash G&A represents general and administrative expenses incurred less equity-settled share based compensation expense, which totaled \$0.4 million and \$0.6 million for the three months ended March 31, 2018 and 2017, respectively.

- 1Q18 Production & Pricing
  - 1Q18 net production increased 5% YOY to 630,183 Boe, or 7,002 Boe/day
  - This represents an 18% decrease compared to 4Q17, as no new wells were brought online during the quarter
  - Average 1Q18 realized price excluding the impact of hedging and fixed price physical delivery contracts was $64.80 per barrel and $46.54 per Boe
  - Average 1Q18 price received per barrel including the impact of these items was $55.15 and per Boe was $40.59.
- Unit Cost Discussion
  - Cash Operating Costs increased 38.4% YOY to $20.61/Boe, driven by higher workover expenses and well conversion from rod to gas lift
  - EBITDAX margin of 51.3%
  - Unit costs will begin to decrease during the second half of 2018 as incremental volumes come online from current development activities
  - Unit costs will also decrease as incremental volumes benefit from the new midstream contract rates

23

Financial Results for First Quarter 2018 (cont’d) 2018 impairment expense relates to further impairment on the Company's non-core Dimmit County and PEL570 assets of $2.3 million and $0.7 million, respectively. Professional fees included in general and administrative expense related to the Company's Eagle Ford acquisition, which closed April 23, 2018. CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Three Months Ended March 31, Unaudited (US$000s) 2018 2017 Revenue $24,036 $23,233 Lease operating and production tax expense (8,515) (5,641) Depreciation and amortisation expense (12,187) (14,159) General and administrative expenses (4,057) (3,771) (Loss) Gain on commodity hedging, net (6,684) 6,580 Finance costs, net of amounts capitalized (3,982) (3,107) Impairment expense (1) (2,957) - Other items of income, net 1,066 7 Income before income tax (13,280) 3,142 Income tax expense (2,303) (651) Income (loss) ($15,583) $2,491 Unaudited (US$000s) 2018 2017 Income (loss) attributable to owners of Sundance ($15,583) $2,491 Income tax expense 2,303 651 Finance costs, net of amounts capitalized 3,982 3,107 Loss (gain) on derivative financial instruments, net 6,684 (6,580) Settlement of commodity derivatives (1,583) (552) Depreciation and amortization 12,187 14,159 Impairment expense 2,957 - Noncash share-based compensation 369 552 Acquisition-related costs included in G&A (2) 1,026 - Adjusted EBITDAX $12,342 $13,828 ADJUSTED EBITDAX RECONCILIATION Three Months Ended March 31,

Financial Results for First Quarter 2018 (cont’d) Includes $48.0 million nonrefundable deposit made in connection with the Company's Eagle Ford acquisition, which closed on April 23, 2018. The Company's Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of March 31, 2018 and December 31, 2017. Balance Sheet Call Outs Does not fully reflect the impact of either the Pioneer JV acquisition or the Company’s debt refinancing and equity capital raise, all of which finalized in the second quarter 2018 Sundance’s equity fundraising took place in three tranches. As of the close of 1Q18, Sundance had completed its Institutional Equity Offering and was in the process of finalizing its Retail Entitlement Offering CONDENSED CONSOLIDATED BALANCE SHEETS (US$000s) March 31, 2018 December 31, 2017 (Unaudited) (Audited) Cash $1,066 $5,761 Trade and other receivables 3,599 4,006 Other current assets(1) 52,003 3,855 Assets held for sale(2) 59,824 61,064 Total current assets 116,492 74,686 Oil and gas properties 370,361 375,021 Other assets 5,968 4,911 Total assets $492,821 $454,618 Current liabilities $76,680 $73,072 Liabilities related to assets held for sale(2) 979 1,064 Total current liabilities 77,659 74,136 Credit facilities, net of financing fees 189,520 189,310 Other non current liabilities 15,575 13,821 Total liabilities $282,754 $277,267 Net Assets $210,067 $177,351 Equity $210,067 $177,351

Financial Results for First Quarter 2018 (cont’d) Includes $2.3 million of federal income tax payments and $3.9 million of federal income tax refunds (net) for the quarters ended March 31, 2018 and 2017, respectively. Transaction costs related to the issuance of shares were settled in the second quarter of 2018 with the completion of the Conditional Placement portion of the capital raise. 2018 repayments of borrowings related to the Company's 2017 revenue advance from its oil purchaser. Statement of Cash Flow Call Outs Does not fully reflect the impact of either the Pioneer JV acquisition or the Company’s debt refinancing and equity capital raise, all of which finalized in the second quarter 2018 Sundance’s equity fundraising took place in three tranches. As of the close of 1Q18, Sundance had completed its Institutional Equity Offering and was in the process of finalizing its Retail Entitlement Offering CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Three Months Ended March 31, Unaudited (US$000s) 2018 2017 Operating Receipts from sales $25,896 $25,525 Payments for operating and admin expenses (9,026) (9,503) Payments for commodity derivative settlements (1,613) (839) Other, net (1) (2,324) 3,850 Net cash provided by operating activities $12,933 $19,033 Investing Payments for development expenditures (7,058) (16,073) Payments for exploration expenditures (1,359) (1,409) Deposit for Eagle Ford acquisition (48,000) - Other (62) (100) Net cash used in investing activities ($56,479) ($17,582) Financing Proceeds from the issuance of shares (2) 47,585 - Proceeds from foreign currency derivatives 991 - Interest paid, net of capitalized portion (3,648) (5,595) Repayments of borrowings (3) (6,415) (949) Net cash provided by (used in) financing activities $38,513 ($6,544) Cash beginning of quarter 5,761 17,463 FX effect 338 10 Cash at end of quarter $1,066 $12,380

Appendix II Technical Overview

Thick Eagle Ford Section Across Position

- Thickness of the Lower Eagle Ford averages over 125 feet across Sundance's position
- Recoverable hydrocarbons in place support two landing zones in the Lower Eagle Ford
- The increase in thickness along with other positive reservoir properties observed across a majority of the newly acquired acreage should result in an uplift in the average well performance as compared to Sundance legacy assets

Well Spacing Schematic & Southwest-to-Northeast Cross Section


UPPER EAGLE FORD
LOWER EAGLE FORD
330'
660'
BUDA
2,640' - ½ MILE
A
A'
PIONEER NAT RES USA
WASHBURN RANCH 2
County=LA SALLE
MARATHON OIL EF LLC
KUYKENDALL RANCH 1H
County=MCMULLEN
SEA EAGLE FORD LLC
Q-BALLARD EFS 1H
County=MCMULLEN
PIONEER NAT RES USA
BETHUNE HARLAN H 01 01
County=LIVE OAK
AUSTIN CHALK
EAGLE FORD
UPPER
LOWER
BUDA
TEXAS

Source: Company and Pioneer production information and third-party subscription.

Note: Please see glossary for defined terms. Much of the interval is characterized with density porosity of 9% or more across Sundance's position. Eagle Ford section defined as a vertical interval from ~10,480' - ~11,760' below the Earth's surface.

28

Area 41 Live Oak – LEF – Single Well Assumptions Locator Map Area 41 Live Oak Type Curve Assumptions Rate – Time Profile Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Area 41 Atascosa – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 41 Atascosa Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Area 11 La Salle – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 11 La Salle Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Area 21 McMullen – LEF – Single Well Assumptions Locator Map Rate – Time Profile Area 21 McMullen Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

SEA Dimmit – Single Well Assumptions Locator Map Rate – Time Profile SEA Dimmit Type Curve Assumptions MAVERICK DIMMIT Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

SEA McMullen – Single Well Assumptions Locator Map Rate – Time Profile SEA McMullen Type Curve Assumptions Internal Company estimates using Strip NYMEX pricing as of 1 February 2018. Capex is based on 2 wells/pad

Appendix III Reserve Estimate Assumptions

Underlying Assumptions for Reserve PV(10) estimates Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott’s evaluations effective 1 January 2018, and are subject to the following underlying assumptions: NYMEX Strip (Varying) Prices Oil Pricing: WTI pricing of $59.36 in 2018; $56.19 in 2019; $53.76 in 2020; $52.29 in 2021; $51.70 in 2022; $51.67 in 2023 and thereafter Gas Pricing: Henry Hub pricing $2.82 in 2018; $2.81 in 2019; $2.82 in 2020; $2.85 in 2021; $2.89 in 2022; $3.05 in 2023 and thereafter NGL Pricing: 31% to 54% of WTI from 2018 to 2023 and thereafter Costs Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance’s operating expense reports for the legacy properties or those of Pioneer for the acquisition properties. The operating costs include only those costs directly applicable to the leases or wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification. Current costs used by Sundance were held constant throughout the life of the properties. Cost estimates for a pro-forma 1P PV(10) estimate of $706m include operating costs totalling $1,246.9m, Ad Valorem Taxes totalling $55.3m and development costs totalling $1,083.8m. Cost estimates for 1P PV(10) estimate of $290.3m for the Acquisition include operating costs totalling $703.1m, Ad Valorem Taxes totalling $28.5m and development costs totalling $541.0m. Note: Reserve estimates in this presentation vary from the reserve estimates included in the Company’s Investor Presentation filed with the ASX on 15 March 2018. The primary reason for the variance is related to the underlying pricing assumptions used and disclosed in each presentation.

Appendix IV Glossary

Glossary Term Meaning 1P Or "proved reserves" are those reserves that should have at least a 90% probability that the quantities actually recovered will meet or exceed the estimate 2P Or the “Sum of Proved Reserves plus Probable Reserves” are those considered as the best estimate of quantities to be commercially recovered and will have at least 50% probability to meet or exceed the quantities estimated. Acquisition The acquisition by SINC of the Eagle Ford Shale Properties from the Sellers ASIC Australian Securities and Investments Commission ASX ASX Limited (ACN 008 624 691) and, where the context requires, the cash equities market that it operates Black Oil Window Geographic area containing wells that produce primarily oil with little associated gas Boe Barrels of oil equivalent assuming 6:1 conversion ratio between gas and liquids Boe/d Barrels of oil equivalent per day assuming 6:1 conversion ratio between gas and liquids Capital Raising The offer of Shares to fund the Acquisition, comprising the Initial Placement, the Entitlement Offer, and the Conditional Placement Company Group The Company and its subsidiaries Corporations Act Corporations Act 2001 (Cth) Dry Gas Window Geographic area containing wells that produce natural gas with no condensate or associated natural gas liquids Eagle Ford Section A vertical interval from ~10,480’ - ~11,760’ below the Earth‘s surface Eagle Ford Shale A hydrocarbon-producing geological formation in South Texas EUR Estimated Ultimate Recovery, the amount of oil and gas expected to be recovered from a well by the end of its producing life FX Conversion Rate FX Conversion Rate is the AUD/USD exchange rate on a specified day (reflecting the cost of 1 Australian dollar in terms of U.S. dollars) Gas Condensate Window Geographic area containing wells that produce natural gas with significant amounts of condensate and/or associated natural gas liquids Gas Window Geographic area containing wells that produce natural gas with limited condensate and/or associated natural gas liquids

Glossary Term Meaning GPI Gross perforated interval Held By Production “Held By Production” or HBP provisions extend the leasing energy company’s right to develop and operate the property beyond the initial lease term as long as it is economically producing a minimum amount of oil or gas. Initial Placement Placement of 370,697,000 new Shares at the Entitlement Offer Price to professional and sophisticated investors identified by the Company and Underwriters to raise approximately A$21.9 million IP-30 Initial Production – 30, the average daily production from a well over its first 30 days of production Lateral Length The distance a wellbore extends horizontally at the bottom of the well through the rock MMboe Million barrels of oil equivalents MRC Minimum revenue commitments Net Locations The number of identified places where a new well could economically be drilled, adjusted for working interest Norm IP30 Average 30 day production rate adjusted to the start of production time Peak IP30 Highest 30 day average production rate during life of well Pioneer Pioneer Natural Resources USA Incorporated Production Months The time a well is actively producing, not including any downtime Proppant Sand particles injected with fracturing fluid in a well to hold fractures open after a hydraulic fracturing job Proppant Concentration The amount of sand particles, in pounds, per foot of lateral length during a hydraulic fracturing job PV(10) Discounted net revenues of the Acquisition asset or Company’s reserves using a 10% discount factor Rate-Time Profile Shows the production trend over time for a typical well within an area Reliance Reliance Eagle Ford Upstream Holdings LP. Sellers Pioneer, Reliance, and Newpek LLC Share A fully paid ordinary share in the capital of Sundance SINC The wholly-owned U.S. subsidiary of the Company, Sundance Energy, Inc. which holds the Company's U.S. operating assets Slickwater Completion A type of hydraulic fracturing in which chemicals are added to the fracturing fluid to increase possible injection rates Sundance or Company Sundance Energy Australia Limited (ACN 112 202 883) Volatile Oil A lighter oil that will vaporize into gas much easier as pressure is reduced in the reservoir over the course of production Volatile Oil Window Geographic area containing wells that produce light oil and/or condensate with significant associated gas and associated natural gas liquids Well Spacing The distance between each well in an area